December 9, 2019

Michael Angerthal
Executive Vice President, Chief Financial Officer
Virtus Investment Partners, Inc.
One Financial Plaza
Hartford, CT 06103

       Re: Virtus Investment Partners, Inc.
           Form 8-K Filed July 26, 2019
           File No. 001-10994

Dear Mr. Angerthal:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance